Form 51-102F3
MATERIAL CHANGE REPORT

ITEM 1                      Reporting Issuer

ViRexx Medical Corp.
8223 Roper Road
Edmonton, Alberta  T6E 6S4

ITEM 2                      Date of Material Change

September 17, 2008

ITEM 3                      News Release

A News Release dated September 19, 2008 was issued and disseminated on September 19, 2008 through the services of Marketwire and filed that same date on SEDAR.

ITEM 4                      Summary of Material Change

ViRexx Medical Corp. (“ViRexx”) announced that LM Funds Corp. has exercised its option to exchange convertible loan.

ITEM 5                      Full Description of Material Change

ViRexx announced that LM Funds Corp. (“LM”) has exercised its option to exchange its convertible loan issued to ViRexx June 4, 2008 into common shares of ViRexx.

As a result of LM’s conversion it has received 10,000,000 common shares of ViRexx at a price per share of CA$0.10.  Each common share issued in this conversion is accompanied by a one-half warrant.  Each full warrant entitles the holder, on exercise to purchase one additional common share at a price equal to CA$0.15 for 12 months from the date of issue of the warrant, September 17, 2008.

With this conversion, the General Security Agreement (“GSA”) covering as security all of ViRexx’s present and after acquired property and intellectual property, subject to some possible third party interests in the patents has been relieved and released.

ITEM 6	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

None

ITEM 7                      Omitted Information

Not Applicable

ITEM 8                      Executive Officer

Darrell Elliott
Chief Executive Officer
Tel: (780) 433-4411

ITEM 9                      Date of Report

September 19, 2008